UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARBUTUS RESOURCES, INC.

(Exact name of Registrant as specified in its charter)

NEVADA	1000	N/A
(State or other jurisdiction of incorporation or organization)	Standard Industrial Classification	IRS Employer Identification Number

Arbutus Resources, Inc.
Karen Law, President
#4 3798 Laurel Street
Burnaby, British Columbia
Canada   V5G 1M7
------------------------------   ----------
(Name and address of principal   (Zip Code)
executive offices)

Registrant's telephone number,
including area code: (250)729-6731
                                                    Fax:(604)831-2735

Approximate date of
proposed sale to the public: as soon as practicable after
                                                    the effective date of this
                                                    Registration Statement.

If any of the securities being registered on this Form are to be
offered on a delayed or continuous basis pursuant to Rule 415
under the Securities Act of 1933, check the following box. |X|

If this Form is filed to register additional securities for an
offering pursuant to Rule 462(b) under the Securities Act, check the
following box and list the Securities Act registration statement
number of the earlier effective registration statement for the same
offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the
Securities Act registration statement number of the earlier effective
registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the
Securities Act registration statement number of the earlier effective
registration statement for the same offering. |__|

If delivery of the prospectus is expected to be made pursuant to Rule
434, check the following. |__|

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES AMOUNT TO BE REGISTERED	PRICE PER REGISTERED	PROPOSED MAXIMUM OFFERING OFFERING SHARE (1)	PROPOSED MAXIMUM AGGREGATE REGISTRATION PRICE (2)	AMOUNT OF FEE (2)	TO BE
Common Stock	3,780,000	$0.20	$756,000	$ 80.89	

(1) Based on the last sales price in December 2005.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

No exchange or over-the-counter market exists for our common stock. The offering price was arbitrarily established by management and does not reflect market value, asserts or any established criteria of valuation.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED May 26, 2006

PROSPECTUS
ARBUTUS RESOURCES, INC.
3,780,000 SHARES
COMMON STOCK

The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus.

Our common stock is presently not traded on any market or securities exchange.

THE PURCHASE OF THE SECURITIES OFFERED THROUGH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. **SEE SECTION ENTITLED "RISK FACTORS" ON PAGES 7 - 10.**

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price based upon the price of the last sale of our common stock to investors. There is no assurance of when, if ever, our stock will be listed on an exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Is: May 26, 2006

Table of Contents

                                                              PAGE
Summary 5
Risk Factors 6
Risks Related To Our Financial Condition and Business Model
    - If we do not obtain additional financing, our business
       will fail 6
    - Because we have not commenced business operations, we face
       a high risk of business failure 7
    - Because of the speculative nature of exploration of mining
       properties, there is substantial risk that our business
       will fail 7
    - Because of the inherent dangers involved in mineral
       exploration, there is a risk that we may incur liability or
       damages as we conduct our business 8
    - Even if we discover commercial reserves of precious metals
       on the Green Energy Claims Property, we may not be able to
       successfully obtain commercial production 8
    - We need to continue as a going concern if our business is
       to succeed 8
    - Because our directors own 57% of our outstanding stock,
       they could control and make corporate decisions that may
       be disadvantageous to other minority stockholders .. 8
    - Because management has no technical experience in mineral
       exploration, our business has a higher risk of failure.... 8
    - Because our directors have other business interests, they
       May not be able or willing to devote a sufficient amount of
       Time to our business operations, causing our business to
       fail... 9
    - If a market for our common stock does not develop,
       shareholders may be unable to sell their shares 9
Forward-Looking Statements................................. 9
Use of Proceeds 10
Determination of Offering Price 10
Dilution 10
Selling Shareholders 10
Plan of Distribution 14
Legal Proceedings 16
Directors, Executive Officers, Promoters and Control Persons.. 16
Security Ownership of Certain Beneficial Owners and Management 17
Description of Securities 18
Interest of Named Experts and Counsel 19
Disclosure of Commission Position of Indemnification for
Securities Act Liabilities 20
Organization Within Last Five Years 20
Description of Business 20
Plan of Operations 32
Description of Property 34
Certain Relationships and Related Transactions 34
Market for Common Equity and Related Stockholder Matters .. 34
Executive Compensation 35
Financial Statements 36
Changes in and Disagreements with Accountants 36
Available Information 37

Summary

Prospective investors are urged to read this prospectus in its entirety.

We were incorporated in the State of Nevada on April 19, 2004. Our principal offices are located at #4 3798 Laurel Street, British Columbia, Canada. Our telephone number is (250)729-6731.

Our company intends to commence operations in the business of mineral property exploration. To date, we have not conducted any exploration on our sole mineral property, the Green Energy claims located approximately 61 kilometers southwest of the City of Williams Lake in South Central British Columbia.

On October 1, 2005 we acquired a 100% interest in the Green Energy Claims. Consideration for the acquisition was $20,000 from an unrelated party and we obtained an evaluation report at a cost of $4,200.

Our objective is to conduct mineral exploration activities on the Green Energy Claims in order to assess whether it possesses economic reserves of uranium. We have not yet identified any economic mineralization on the property.

The Offering:

Securities Being Offered	Up to 3,780,000 shares of common stock.
Offering Price	The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price based upon the price of the last sale of our common stock to investors.
Terms of the Offering	The selling shareholders will determine when and how they will sell the common stock offered in this prospectus.
Termination of the Offering	The offering will conclude when all of the 3,780,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide at any time to terminate the registration of the shares at our sole discretion. In any event, the offering shall be terminated no later than two years from the effective date of this registration statement.
Securities Issued And to be Issued	8,780,000 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.
Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Financial Information

Balance Sheet

January 31, 2006

```
Cash                          $50,125
Total Assets                  $74,325
Liabilities                   $ 5,000
Total Stockholders' Equity    $74,325
```

Statement of Operations

From Incorporation on
April 19, 2004 to January 31, 2006

```
Revenue                    $     0
Net Loss                   ($5,075)
```

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock.
If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

Our current operating funds are less than necessary to complete all intended exploration of the Green Energy Claims, and therefore we will need to obtain additional financing in order to complete our business plan. As of January 31, 2006, we had cash in the amount of $50,125. We currently do not have any operations and we have no income.

Our business plan calls for significant expenses in connection with the exploration of the Green Energy Claims. We currently have sufficient funds to conduct the first two phases of the exploration on the property but will require additional financing in order to determine whether the property contains economic mineralization. We will also require additional financing if the costs of the exploration of the Green Energy Claims are greater than anticipated.

We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including the market prices for uranium, investor acceptance of our property and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be our sale of a partial interest in the Green Energy Claims to a third party in exchange for cash or exploration expenditures, which is not presently contemplated.

BECAUSE WE HAVE NOT COMMENCED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUSINESS FAILURE.

Although we are preparing to commence exploration on the Green Energy Claims in the fall of 2006, we have not yet commenced exploration on the property.

Accordingly, we have no way to evaluate the likelihood that our business will be successful. To date, we have been involved primarily in organizational activities and the acquisition of our mineral property. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from development of the Green Energy Claims and the production of uranium from the claims, we will not be able to earn profits or continue operations.

There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS A SUBSTANTIAL RISK THAT OUR BUSINESS WILL FAIL.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that our mineral claims contain economic mineralization or reserves of uranium.

Exploration for uranium is a speculative venture necessarily involving substantial risk. Our exploration of the Green Energy Claims may not result in the discovery of commercial quantities of uranium. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

The search for uranium involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

EVEN IF WE DISCOVER RESERVES OF URANIUM ON THE GREEN ENERGY CLAIMS, WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP THE PROPERTY.

The Green Energy Claims do not contain any known bodies of mineralization. If our exploration programs are successful in establishing minerals of commercial tonnage and grade, we will require additional funds in order to further develop the property. At this time, we cannot assure investors that we will be able to obtain such financing.

WE NEED TO CONTINUE AS A GOING CONCERN IF OUR BUSINESS IS TO SUCCEED.

The Independent Auditor's Report to our audited financial statements for the period ended January 31, 2006, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report are our net loss position, our failure to attain profitable operations and our dependence upon obtaining adequate financing. If we are not able to continue as a going concern, it is likely investors will lose their investments.

BECAUSE OUR DIRECTORS OWN 57% OF OUR OUTSTANDING COMMON STOCK, THEY COULD MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO OTHER MINORITY SHAREHOLDERS.

Our directors own approximately 57% of the outstanding shares of our common stock. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. They will also have the power to prevent or cause a change in control. The interests of our directors may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

None of our directors has any technical training in the field of geology. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Their decisions and choices may not be well thought out and our operations and ultimate financial success may suffer irreparable harm as a result.

BECAUSE OUR DIRECTORS HAVE OTHER BUSINESS INTERESTS, THEY MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our president, Ms. Karen Law, and our Secretary, Mr. Lyle Smith, intend to devote 7 to 10 and 4 to 5 hours per week respectively to our business affairs. It is possible that the demands on Ms. Law and Mr. Smith from their other obligations could increase with the result that they would no longer be able to devote sufficient time to the management of our business. In addition, Ms. Law and Mr. Smith may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels.

IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, SHAREHOLDERS MAY BE UNABLE TO SELL THEIR SHARES.

There is currently no market for our common stock and we can provide no assurance that a market will develop. We currently plan to apply for listing of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement, of which this prospectus forms a part. However, we can provide investors with no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

A PURCHASER IS PURCHASING PENNY STOCK WHICH LIMITS HIS OR HER ABILITY TO SELL THE STOCK.

The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the "Risk Factors" section and elsewhere in this prospectus.

<center>**Use of Proceeds**</center>

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

<center>**Determination of Offering Price**</center>

The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. The offering price was based upon the price of the last sale of our common stock to investors. There is no assurance of when, if ever, our stock will be listed on an exchange.

<center>**Dilution**</center>

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

<center>**Selling Shareholders**</center>

The selling shareholders named in this prospectus are offering all of the 3,870,000 shares of common stock offered through this prospectus. These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933. The shares include the following:

1. 2,400,000 shares of our common stock at $.001 per share that six selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed in July, 2005;

2. 1,100,000 shares of our common stock at $.01 per share that eleven selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed in August, 2005;

3. 30,000 shares of our common stock at $.20 per share that twelve selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed in August, 2005;

4. 125,000 shares of our common stock at $.20 per share that two selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed in November, 2005; and

5. 125,000 shares of our common stock at $.20 per share that two selling shareholders acquired from us in an offering that was exempt from

registration under Regulation S of the Securities Act of 1933 and was completed in December, 2005.

The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered for each;
3. the total number of shares that will be owned by each upon completion of the offering; and
4. the percentage owned by each upon completion of the offering.

Name of Selling Shareholder	Shares Owned Prior To This Offering	Total of Shares Offered For Sale	Total Shares After Offering	Percent Owned After Offering
Ross Pitt 4211 Club House Dr. Nanaimo, B.C.	400,000	400,000	Nil	Nil
Raymond Marshall 3386 Salisbury St. Victoria, B.C.	400,000	400,000	Nil	Nil
Brian Evans 3371 Ganymede Dr. Burnaby, B.C.	400,000	400,000	Nil	Nil
Doug King 540 28th Ave Vancouver, B.C.	400,000	400,000	Nil	Nil
Sheila Mancour 5715 Royal Oak Ave. Burnaby, B.C.	400,000	400,000	Nil	Nil
David Jones 1787 Triest Crescent Victoria, B.C.	400,000	400,000	Nil	Nil
Jim Brown 4883 High Road Vancouver, B.C.	100,000	100,000	Nil	Nil
Chris Stein 1620 Barclay Vancouver, B.C.	100,000	100,000	Nil	Nil
Daniel Kelly 2108 38th Ave. Vancouver, B.C.	100,000	100,000	Nil	Nil
Dave Cameron 110 Douglas St. Victoria, B.C.	100,000	100,000	Nil	Nil
Donna Moore 750 Daffodil Ave. Victoria, B.C.	100,000	100,000	Nil	Nil

Keith Harris 366 Pooley Place Victoria, B.C.	100,000	100,000	Nil	Nil
David Ryan 701 2nd Street Nanaimo, B.C.	100,000	100,000	Nil	Nil
Ken Jones 2428 Conlin Way Nanaimo, B.C.	100,000	100,000	Nil	Nil
Ben Brown 954 Howard Nanaimo, B.C.	100,000	100,000	Nil	Nil
Don Right 2865 Fandell Nanaimo, B.C.	100,000	100,000	Nil	Nil
Robin Coulter 787 Eberts Nanaimo, B.C.	100,000	100,000	Nil	Nil
Jim Edmonds 444 Stirling Ave. Nanaimo, B.C.	2,500	2,500	Nil	Nil
Donna Dore 59 Nichol St. Nanaimo, B.C.	2,500	2,500	Nil	Nil
Dave Ford 641 Prideaux St. Nanaimo, B.C.	2,500	2,500	Nil	Nil
Dean Close 1333 Hornby St. Vancouver, B.C.	2,500	2,500	Nil	Nil
Mike Wilkinson 289 Alexander St. Vancouver, B.C.	2,500	2,500	Nil	Nil
Teresa Ponath 1635 Easy Way Qualicum Beach, B.C.	2,500	2,500	Nil	Nil
Steven Moore 669 Victoria Dr. Nanaimo, B.C.	2,500	2,500	Nil	Nil
Dorithy Jawkhe 11 Cooperage Place Victoria, B.C.	2,500	2,500	Nil	Nil
Janet Little 261 Westwood Dr. Nanaimo, B.C.	2,500	2,500	Nil	Nil

Tom Grady 2250 York Street Nanaimo, B.C.	2,500	2,500	Nil	Nil
Mark Sears 1009 10th St. Vancouver, B.C.	2,500	2,500	Nil	Nil
Susan Price 306 Pine St. Nanaimo, B.C.	2,500	2,500	Nil	Nil
Jim Burns 2560 Departure Bay Rd. Nanaimo, B.C.	62,500	62,500	Nil	Nil
Bill Huhn 1455 Townsite Rd. Nanaimo, B.C.	62,500	62,500	Nil	Nil
Doug Smith 4365 Northridge Crescent Victoria, B.C.	62,500	62,500	Nil	Nil
Ed Hayes 612 Wilson St. Victoria, B.C.	62,500	62,500	Nil	Nil

The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 8,870,000 shares of common stock outstanding on the date of this prospectus.

None of the selling shareholders:

(1) has had a material relationship with us other than as a shareholder at any time within the past three years; or

(2) has ever been one of our officers or directors.

Plan of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price arbitrarily based upon the price of the last sale of our common stock to investors. There is no assurance of when, if ever, our stock will be listed on an exchange.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders. Or, if they act as agent for the purchaser of the common stock, they may receive a commission from the purchaser.

The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders.

Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. The selling shareholders and any broker-dealer who execute sales for the selling shareholders may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. None of the selling shareholders has any arrangement or agreement with any broker-dealer or underwriting firm to resell any shares on behalf of the selling shareholders.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock. These are estimated to be $12,581. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

* contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
* contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements
* contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

* contains a toll-free telephone number for inquiries on
  disciplinary actions;
* defines significant terms in the disclosure document or in the
  conduct of trading penny stocks; and
* contains such other information and is in such form (including
  language, type, size, and format) as the Commission shall require
  by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny
stock, the customer with:

* bid and offer quotations for the penny stock;
* the compensation of the broker-dealer and its salesperson in the
  transaction;
* the number of shares to which such bid and ask prices apply, or
  other comparable information relating to the depth and liquidity
  of the market for such stock; and
* monthly account statements showing the market value of each penny
  stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny
stock not otherwise exempt from those rules; the broker-dealer must make a special
written determination that the penny stock is a suitable investment for the
purchaser and receive the purchaser's written acknowledgment of the receipt of a
risk disclosure statement, a written agreement to transactions involving penny
stocks, and a signed and dated copy of a written suitability statement. These
disclosure requirements will have the effect of reducing the trading activity in
the secondary market for our stock because it will be subject to these penny stock
rules. Therefore, stockholders may have difficulty selling those securities.

Legal Proceedings

We are not currently a party to any legal proceedings.

Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors and their respective ages as of the date of
this prospectus are as follows:

Directors:

Name of Director	Age
Ms. Karen Law	38
Mr. Lyle Smith	60

Executive Officers:

Name of Officer	Age	Office
Karen Law	38	President, Chief Executive Officer, Chief Financial Officer & Treasurer
Lyle Smith	60	Secretary

Biographical Information

Set forth below is a brief description of the background and business experience
of each of our executive officers and directors for the past five years.

Ms. Karen Law has acted as our President, chief executive officer, treasurer, chief financial officer and as a director since our incorporation on April 19, 2004. Ms. Law has been employed since January 1994 to the present as a Sessional Instructor in Economic Issues and Micro-Economics with the British Columbia Institute of Technology in Burnaby, BC. From December 1998 to July 2004 Ms. Law was an investment advisor for Canaccord Capital Corporation in Vancouver, BC. In 1991 Ms. Law received a Bachelor of Arts (Honours) in Economics from Simon Fraser University in Burnaby BC and a Masters of Arts in Economics for the University of Waterloo, Waterloo, ONT in 1993. In addition she completed the Canadian Securities Course from the Canadian Securities Institute in 1992 and received the Canadian Options License in 1998.

Ms. Law intends to devote 7 to 10 hours of her business time per week to our affairs.

Ms. Law does not possess any professional or technical credentials relating to mineral exploration, mine development or mining.

Mr. Lyle Smith has acted as our secretary and as a director since our incorporation on April 19, 2004.   Mr. Smith has also acted as president of L.S. Investments, a privately held BC Corporation specializing in commercial and residential real estate investment, from January 1999 to the present. Prior to that Mr. Smith worked in purchasing and distribution at Royal Jubilee Hospital in Victoria, BC.

Mr. Smith intends to devote 4 to 5 hours of his business time per week to our affairs.

Mr. Smith does not possess any professional or technical credentials relating to mineral exploration, mine development or mining.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

Conflicts of Interest

We do not have any procedures in place to address conflicts of interest that may arise in our directors between our business and their other business activities.

Security Ownership of Certain Beneficial Owners and Management

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of the date of this prospectus, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

Title of Class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common Stock	Karen Law President, Chief	2,500,000	28.50%

	Executive & Financial Officer, Treasurer & Director #4 3798 Laurel Street Burnaby, B.C. Canada V5G 1M7		
Common Stock	Lyle Smith Secretary & Director 1237 Acton Street Victoria, B.C. Canada V8T 1Y1	2,500,000	28.50%
Common Stock	All Officers and Directors as a Group that consists of two people	5,000,000 shares	57.00%

The percent of class is based on 8,870,000 shares of common stock issued and outstanding as of the date of this prospectus.

Description of Securities

General

Our authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As of January 31, 2006, there were 8,870,000 shares of our common stock issued and outstanding, held by 35 stockholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

We do not have an authorized class of preferred stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Dennis H. Johnston has been retained to provide an opinion on the validity of our common stock.

The financial statements included in this prospectus and the registration statement have been audited by Dale Matheson Carr Hilton Labonte, Chartered Accountants, of 1500-1140 West Pender Street, Vancouver, BC, to the extent and for the periods set forth in their report appearing elsewhere in this document and in the registration statement filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Disclosure of Commission Position of Indemnification For Securities Act Liabilities

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

Organization within Last Five Years

We were incorporated on April 19, 2004 under the laws of the state of Nevada. On that date, Karen Law and Lyle Smith were appointed as our directors. As well, Ms. Law was appointed as our president, chief executive officer, chief financial officer and treasurer, while Mr. Smith was appointed as our secretary.

**Description of Business**

In General

We intend to commence operations as an exploration stage mineral exploration company. As such, there is no assurance that a commercially viable mineral deposit exists on our sole mineral property interest, Green Energy Claims. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the Green Energy Claims is determined.

We will be engaged in the acquisition, and exploration of mineral properties with a view to exploiting any mineral deposits we discover that demonstrate economic feasibility. We acquired a 100% undivided right, title and interest in and to twenty cells, known collectively as the Green Energy Claims, located 61 km southwest of the City of Williams Lake in South Central British Columbia, Canada. We acquired a 100% interest in the Green Energy Claims from an unrelated party for $20,000 and obtained an evaluation report at a cost of $4,200.

Our plan of operation is to determine whether the Green Energy Claims contain reserves that are economically recoverable. The recoverability of amounts from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

Green Energy Claims Purchase Agreement

On October 1, 2005, we acquired a 100% interest in the Green Energy Claims located in South Central British Columbia. Consideration for the acquisition was $20,000 from an unrelated party and we also obtained an evaluation report at a cost of $4,200.

Title to the Green Energy Claims

The Green Energy Claims consist of one Mineral Cell Title Submission recorded as a Mineral Claim on September 27, 2005 with Tenure record ID No 520478. The claim consists of 20 cells with a total surface area of 401.175 Hectares (1099.22 acres). A "mineral claim" refers to a specific section of land over which a title holder owns rights to explore for and extract minerals from the ground. Such rights may be transferred or held in trust. The claim is registered in the name of J. Lunshof. J. Lunshof sold a 100% interest in the mineral claim to Arbutus Resources Inc. All of the area of the mineral claims in unencumbered Crown Land.

Description of the Claim

The Green Energy property is located in South Central British Columbia, Canada, 61 km southwest of the City of Williams Lake on NTS Sheet 92O (Latitude: 51° 39' 12''N and Longitude: 122° 33' 10'' W). The property consists of one Mineral Cell Title Submission (MCX) recorded as a Mineral Claim on September 27, 2005 with Tenure record ID No 520478. The claim contains 20 cells with a total surface area of 401.175 Hectares (1099.22 acres).   The claim and cells are listed in Table 1 below and their location illustrated on figures 1, 2 and 3 further below.

TABLE 1 GREEN ENERGY MINERAL CLAIM Tenure No 520478

CellID	UTM ZONE CORNER	UTM Coordinates		CORNER	UTM Coordinates	
		EASTING	NORTHING		EASTING	NORTHING
092O10H074C	10(SW)	531038.211	5721732.358	10(NE)	531467.916	5722198.463
	10(SE)	531470.786	5721735.043	10(NW)	531035.382	5722195.776
092O10H074D	10(SW)	531470.786	5721735.043	10(NE)	531900.449	5722201.15
	10(SE)	531903.362	5721737.728	10(NW)	531467.916	5722198.463
092O10H075C	10(SW)	530173.059	5721727.135	10(NE)	530602.849	5722193.163
	10(SE)	530605.635	5721729.747	10(NW)	530170.315	5722190.549
092O10H075D	10(SW)	530605.635	5721729.747	10(NE)	531035.382	5722195.776
	10(SE)	531038.211	5721732.358	10(NW)	530602.849	5722193.163
092O10H076D	10(SW)	529740.483	5721724.598	10(NE)	530170.315	5722190.549
	10(SE)	530173.059	5721727.135	10(NW)	529737.781	5722188.01
092O10H084A	10(SW)	531467.916	5722198.463	10(NE)	531897.536	5722664.573
	10(SE)	531900.449	5722201.15	10(NW)	531465.045	5722661.884
092O10H084B	10(SW)	531035.382	5722195.776	10(NE)	531465.045	5722661.884
	10(SE)	531467.916	5722198.463	10(NW)	531032.554	5722659.195
092O10H084C	10(SW)	531032.554	5722659.195	10(NE)	531462.174	5723125.305
	10(SE)	531465.045	5722661.884	10(NW)	531029.725	5723122.613
092O10H084D	10(SW)	531465.045	5722661.884	10(NE)	531894.623	5723127.996
	10(SE)	531897.536	5722664.573	10(NW)	531462.174	5723125.305
092O10H085A	10(SW)	530602.849	5722193.163	10(NE)	531032.554	5722659.195
	10(SE)	531035.382	5722195.776	10(NW)	530600.062	5722656.579
092O10H085B	10(SW)	530170.315	5722190.549	10(NE)	530600.062	5722656.579
	10(SE)	530602.849	5722193.163	10(NW)	530167.571	5722653.964
092O10H085C	10(SW)	530167.571	5722653.964	10(NE)	530597.276	5723119.996
	10(SE)	530600.062	5722656.579	10(NW)	530164.826	5723117.378
092O10H085D	10(SW)	530600.062	5722656.579	10(NE)	531029.725	5723122.613
	10(SE)	531032.554	5722659.195	10(NW)	530597.276	5723119.996
092O10H086A	10(SW)	529737.781	5722188.01	10(NE)	530167.571	5722653.964
	10(SE)	530170.315	5722190.549	10(NW)	529735.079	5722651.423
092O10H086D	10(SW)	529735.079	5722651.423	10(NE)	530164.826	5723117.378
	10(SE)	530167.571	5722653.964	10(NW)	529732.377	5723114.835
092O10H094A	10(SW)	531462.174	5723125.305	10(NE)	531891.71	5723591.419
	10(SE)	531894.623	5723127.996	10(NW)	531459.303	5723588.726
092O10H094B	10(SW)	531029.725	5723122.613	10(NE)	531459.303	5723588.726
	10(SE)	531462.174	5723125.305	10(NW)	531026.896	5723586.032
092O10H095A	10(SW)	530597.276	5723119.996	10(NE)	531026.896	5723586.032
	10(SE)	531029.725	5723122.613	10(NW)	530594.489	5723583.413
092O10H095B	10(SW)	530164.826	5723117.378	10(NE)	530594.489	5723583.413
	10(SE)	530597.276	5723119.996	10(NW)	530162.082	5723580.794
092O10H096A	10(SW)	529732.377	5723114.835	10(NE)	530162.082	5723580.794
	10(SE)	530164.826	5723117.378	10(NW)	529729.675	5723578.248

Since January 2005 all mineral claims in British Columbia are acquired by an internet based map staking system, so location and title is secure and easily verifiable. The author verified titles at the website of the British Columbia Ministry of Energy and Mines (http://www.mtonline.gov.bc.ca/). The claim was acquired by and is registered in the name of J. Lunshof. J. Lunshof sold a 100% interest in the mineral claim to ARBUTUS RESOURCES INC. All of the area of the mineral claims is unencumbered Crown Land.

The claim is in good standing until September 27, 2006. To keep the claim in good standing, assessment work, acceptable to the Minister of Energy and Mines, has to be performed within the first year. The requirement is $100.00 per year per cell for each of the first 3 years after September 2006 and $200 per cell per year post September 2009. Assessment work has to be completed by a qualified person and registered before the expiry date of the claim. Cash can be paid in lieu of assessment work. In addition to the assessment work or cash in lieu, a yearly fee of $0.40 per hectare per year is required. Total costs to maintain the GREEN ENERGY claims until September 27, 2008 are $ 4,323

Location and Access

The property is situated in South Central British Columbia 61 km southwest of the City of Williams Lake (see figures 1 and 2 below). The property can be reached by road from Williams Lake by following paved Highway 20 west to the Community of Riske Creek and then south along a dense network of logging roads to the upper reaches of Gaspard Creek, 20 km northwest of the Gang Ranch, for a total road distance of 96km. Alternatively the property can be reached by road from Highway 97 at the Municipality of 100-Mile House by turning west on secondary gravel roads leading through the communities of Dog Creek and Gang Ranch for a total road distance of 87 km.

The communities of Riske Creek, Gang Ranch and Dog Creek are small with limited services. The Towns of Williams Lake and 100 Mile House are regional population centres with many services and amenities for industrial, educational and leisure activities. The airport at Williams Lake has daily scheduled flights to Vancouver.

The property is situated in the Fraser plateau an area generally with gentle relief, but deeply incised by the Fraser River and its tributaries. Elevations on the property vary from 1275 to 1500 m above sea level. Vegetation consists mainly of Lodge pole pine and Douglas fir. The climate is characterised by hot and dry summers and cold but wetter winters. Most precipitation falls in the form of snow during the wintertime. Snow cover prevails from mid November until mid April.



YUKON TERRITORY
NWT
CANADA
BRITISH COLUMBIA
ALASKA
USA
ALBERTA
PACIFIC OCEAN
UNITED STATES OF AMERICA
GREEN ENERGY CLAIMS
N
Atlin
Atlin L
Liard R
Dease Lake
Stikine R
Fort Nelson
Stewart
Williston L
Hudson's Hope
Fort St John
Dawson Creek
Chetwynd
Tumbler Ridge
Dixon Entrance
Prince Rupert
New Hazelton
Smithers
Mackenzie
Masset
Terrace
Queen Charlotte City
Sandspit
Kitimat
Houston
Burns Lake
Fraser Lake
Fort St James
Fraser
Vanderhoof
Prince George
Queen Charlotte Islands
Hecate Str
Coast Mountains
McBride
Quesnel
Wells
Valemount
Bella Bella
Bella Coola
Williams Lake
Kinbasket L
Queen Charlotte Sound
Chaîne Côtière
Fraser R
100 Mile House
Port Hardy
Port McNeill
Port Alice
Revelstoke
Fl Columbia R
Golden
Rocky Mountains
Lillooet
Ashcroft
Campbell River
Kamloops
Salmon Arm
Vancouver Island
Powell River
Whistler
Merritt
Vernon
Invermere
Nakusp
Courtenay
Squamish
Okanagan L
Kelowna
Elkford
Port Alberni
Sechelt
Str of Georgia
Kimberley
Tofino
Ucluelet
Vancouver
Hope
Penticton
Nelson
Cranbrook
Castlegar
Parksville
Nanaimo
Ladysmith
Abbotsford
Osoyoos
Trail
Creston
Sidney
Saanich
Victoria
Juan de Fuca Str
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
Ferry route
International boundary
Provincial boundary
Scale
100 0 100 200 300
km km
Base Map Source © 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

ARBUTUS RESOURCES INC.

GREEN ENERGY

URANIUM PROSPECT

LOCATION

BRITISH COLUMBIA CANADA

FIGURE 1

AMP Sep 2005



ARBUTUS RESOURCES INC.
GREEN ENERGY CLAIMS

LOCATION AND ACCESS

FIGURE 2

Exploration History

No records could be found of any prior exploration on the property. The general area, as most of British Columbia, is covered by regional stream sediment surveys, systematic wide spaced aeromagnetic coverage and regional geological mapping. These data were generated by the Geological Survey of Canada and/or the BC Geological survey

Geological Report: Green Energy Claims

We have obtained a geological report on the Green Energy Claims that was prepared by Mr. Andre M. Pauwels, P. Geo, a consulting geologist from Richmond, B.C. The geological report summarizes the results of exploration in the area of the property and makes a recommendation for further exploration work.

In his report, Mr. Pauwels concluded that the claim is highly prospective for the preservation of uranium mineralization in a paleochannels under the basalt cap. Mr. Pauwels recommends a three-phase program to determine the potential of the property to host economic mineralization. Phase I will consist of mapping and sampling at 200 meter intervals. Phase II will consist of detailed soil sampling at 50 meter intervals and radiometric surveys over all areas with elevated uranium as defined in Phase I. Phase III, if concentrations of uranium are detected in the previous phases, will consist of diamond drilling.

Property Geology

The main geological information for the area is mapping on a 1/250,000 scale. These geological data are reproduced on the BC Geological survey's website (http://www.em.gov.bc.ca/Mining/Geolsurv/MapPlace/) and those were the data used for this report. The geology of the area is illustrated on figure 4 and a close up is presented on figure 5

The property is situated in the intermontane morphogeological belt of South Central British Columbia. In general this belt, that runs parallel to the general north-westerly trend of the Cordillera through the whole length of British Columbia, is composed of volcanic and sedimentary rock ranging in age from Devonian to Recent and has early Mesozoic to early Tertiary granitic intrusions. Locally the oldest rocks are greenstones of Pennsylvanian age overlain by volcanic and sedimentary rocks of the Permian to Triassic Cache Creek Group.

The principal tectonic feature of the area is the north to northwest trending Fraser fault system. This is a several km wide fault zone that separates the Cache Creek terrane to the east from the Stikine terrane to the west and is topographically marked by the Fraser River Canyon. It is recognized that this fault system was active in early tertiary times and that the west side moved northerly 130 km relative to the east side. The geological history after the Fraser Fault is dominated by several episodes of deposition of flat lying volcanic rocks and minor sediments from Eocene to Recent. These volcanic rocks mantle most of the plateau west of the Fraser fault and so obscure the underlying older strata. The tertiary volcanics are subdivided in early Eocene Volcanoclastic rocks and Pliocene to Recent basalt flows and sediments of the Chilcotin group. For the purpose of Uranium exploration of importance are the presence of the Fraser Fault system , which would provide a large area deep weathering and hence would facilitate uranium mobilization from bedrock sources and secondly the presence of isolated patches of Chilcotin group basalts that could represent infill of paleochannels. Magmatic rocks only form a minor component of the area and consist mainly of fault bounded elongate bodies within the Fraser Fault system.

As illustrated on figure 5, the GREEN ENERGY Claim covers a 1.5 km long by 0.5 km wide area of Basalt overlying Volcanoclastic rocks of earlier tertiary age. The basalt caps a local topographic ridge oriented in a north-westerly direction.

Property Geochemistry

The whole area, like most of British Columbia, has been the subject of systematic regional stream sediment and water surveys. The density of sampling is approximately 1 per 10 to 20 km2. The work was done by the Geological Survey of Canada, often in cooperation with the BC Geological survey and is fully depicted on the MapPlace website of the B.C. Geological Survey (http://www.em.gov.bc.ca/Mining/Geolsurv/MapPlace/). These data were used for this report.

For the purpose of this report the results of Uranium in water were studied. It is believed that uranium amounts in streams represent the amount and rate of uranium liberated through natural weathering processes from bedrock sources. The area surrounding the GREEN ENERGY claim exhibits exceptionally high Uranium in stream waters. Streams having greater than 1 ppb cover a broad 10 to 15 km wide swath closely aligned along the Fraser Fault system. The peak value is 36 ppb U, one of the highest values in the whole province. Values above 4 ppb (above the 98 percentile of all values in the province) cover a 25 by 4 km area within the 1 ppb contour, along the west side of the Fraser River. The GREEN ENERGY claim covers a small basalt cap close to and topographically upstream from the area with values over 4 ppb U.

ARBUTUS RESOURCES INC.
GREEN ENERGY
REGIONAL GEOLOGY

FIGURE 4

Legend on next page

Km
0 2 4

GEOLOGY LEGEND

MIOCENE to PLEISTOCENE
CHILCOTIN GROUP

MPlCvb   Basic volcanic rocks
MPlCsc   Coarse classic sedimentary rocks

EOCENE
Unnamed

Evc   Volcanoclastic rocks

LOWER to UPPER CRETACEOUS
Unnamed

luK   Marine sedimentary rock

LOWER CRETACEOUS
SPENCES BRIDGE GROUP

lKSB   Calc-alkaline volcanic rock

EARLY CRETACEOUS
Mt. ALEX PLUTONIC COMPLEX

EKMAgd   Quartz dioritic intrusive rocks

JURASSIC to CRETACEOUS
Unnamed

JKdr   Dioritic intrusive rocks

UPPER PERMIAN
Unnamed

uPCvd   Dacitic volcanic rock

PERMIAN to TRIASSIC
CACHE CREEK COMPLEX

PTrCvb   Basaltic volcanic rock
PTrCch   Chert, siliceous argillite, siliciclastic rocks
PTrCsv   Volcanoclastic rock
PTrCum   Ultramafic complex

LOWER PERMIAN
FARWELL PLUTON

LPFqm Quartz-monzonite intrusive rock

LOWER MISSISSIPPIAN to PENNSYLVANIAN
Unnamed

MPngs   Greenstone, Greenschist, metamorphic

Deposit Type

The area of the claims is prospective for Basal-Type Uranium deposits. This type of deposit is known from Japan, USA and locally in British Columbia. The most prominent local example is the Blizzard Deposit located southeast of the city of Kelowna in the Okanagan Region of Southern British Columbia. The Blizzard deposit was extensively drilled by Norcen Energy Resources in the late seventies and

Norcen cited a total of 4,020 metric tonnes of Uranium contained within the deposit (Norcen 1979).

The geology and geochemistry of this type of deposits in British Columbia is described by D. Boyle (1980) and D. Boyle and S. Ballantyne (1982). Briefly these deposits are formed in unconsolidated stream channel sediments by uranium rich groundwater. The deposits are preserved by basalt flows that fill in the stream valleys and form an impermeable cap over the paleochannels. Uranium rich groundwater appear not only to need an uranium rich source rock such as alkaline intrusions and volcanic rocks, but also are enhanced by large regional fault zones. Deposition of uranium appears to need the presence of organic carbon, such as plant material, within the stream sediments. Uranium mineralization follows favourable parts of the paleochannels and is essentially sandwiched between the relatively impermeable basalt flow above and impermeable un-weathered bedrock below. Erosion, subsequent to the deposition of the basalt flows in a river valley, will happen along the thin edges of the basalt flow. The effect over time is an inversion of topography. The basalt covering the paleochannel will become a topographic ridge.

Because of the emplacement of Uranium mineralization between impermeable layers, exploitation by in situ leaching is probably feasible. In situ leaching, a technique used in the USA, Australia and in the area of the former USSR and other locales, consist of, closely spaced, drilled wells and a modestly sized plant to extract uranium from solutions. In-situ leaching has minimal impact on the environment of the area and is much less disruptive than mining by open pit excavation. Because of this not only are that capital requirements much lower than for excavation mining, but also the acceptance by all stakeholders of the enterprise is greatly enhanced.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in British Columbia specifically.

The initial steps of exploration can be carried out without permitting or notification to any government body as it is deemed "low-disturbance/low-impact" by the British Columbia Department of Energy Mines and Petroleum Resources (BCDM).

With respect to the mechanized trenching or diamond drilling a plan of operation will need to be filed with the BCDM. This plan will detail the extent, location and amount of surface disturbance for the trenching and/or drilling. As the amount of trenching and drilling (initially) will be limited, the permit should be issued within 30 days. We will be required to obtain a refundable bond in the amount of $3,000 - $5,000 (depending on the anticipated amount of disturbance). The bond is to ensure that we reclaim or repair the disturbance caused by the trenching and drilling. Usually this reclaiming work entails filling in and smoothing the surface at trenching sites, clean up and removal of any work material, and seeding native grass/plants at the site of any disturbance.

In the event that trees larger than 6 inches in diameter need to be cut down, a permit will need to be obtained from the BC Ministry of Forests. This usually takes less than 30 days to obtain. We will try to adjust the areas we work at and trench around larger trees (initially) to avoid any disturbance to larger trees. If the disturbance to larger trees is unavoidable then a permit to cut will be obtained.

There are nominal costs involved in obtaining the BCDM or Forestry permits (less than $100.00). The bond required by the BCDM is returned (with interest) upon proper clean up of the site. There will be costs for the crew and equipment required to fill in the trenches etc., but as heavy equipment is available locally, and the amount of disturbance is expected to be minimal, the costs will be most likely be less than $2,000. (1 day – crew & equipment)

To keep the claim in good standing, assessment work, acceptable to the Minister of Energy and Mines, has to be performed within the first year. The requirement is $100.00 per year per cell for each of the first 3 years after September 2006 and $200 per cell per year post September 2009. Assessment work has to be completed by a qualified person and registered before the expiry date of the claim. Cash can be paid in lieu of assessment work. In addition to the assessment work or cash in lieu, a yearly fee of $0.40 per hectare per year is required. Total costs to maintain the GREEN ENERGY claims until September 27, 2008 are $ 4,323

An environmental review is not required under the Environmental Assessment Act to proceed with the recommended exploration program on our mineral claims.

Employees

We have no employees as of the date of this prospectus other than our two directors.

Research and Development Expenditures

We have not incurred any other research or development expenditures since our incorporation.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks.

Plan of Operation

Our plan of operation for the twelve months following the date of this prospectus is to complete the recommended phase one and phase two exploration programs on the Green Energy Claims property at an estimated cost of $10,520.

The Phase I exploration program will consist of mapping and sampling. We intend to commence this phase in the fall of 2006. The phase will take approximately one month to complete.

Phase II will consist of detailed sampling and radiometric surveys. We intend to commence this phase in the spring of 2007. The phase will take approximately one month to complete.

We also anticipate spending approximately $37,581 in connection with administrative expenses relating to our affairs, including all costs relating to this offering. Accordingly, we anticipate spending $48,101 in order to accomplish our business objectives over the next 12 months.

1. Phase 1: Mapping the extent of the basalt cap and reconnaissance soil sampling. Available maps of the area are regional and insufficiently detailed. In practice it is recommended to do traverses spaced 250 meter apart across the topographic ridge and map all outcrops. The contact zone of the basalt cap, once mapped, needs to be systematically sampled at 200 meter intervals. This would detect uranium leaching from a paleochannels or from mineralized paleochannels uncovered by erosion of the basalt cap.

2. A second phase of exploration is to consist of detailed soil sampling (50 meter intervals along 50 meter spaced lines) and radiometric surveys over all areas with elevated uranium defined under 1. above.

3. Phase 3, Drilling; If anomalous concentrations of uranium are detected drilling through the basalt, up slope from the high uranium in soils, is recommended

TABLE 2 BUDGET			
Phase 1		C$	US $
Mapping	Geologist 3 days @ $500/day	1500	
Soil sampling	Technician 3 days @ $250/day	750	
Food/lodging	at $ 125/day/person	750	
Analysis	60 samples at $15	900	
Travel 2 person-days		750	
Transportation		500	
Report		1500	
	total	**6650**	5320
Phase 2			
Detailed soil sampling	Technician 4 days @ $250/day	1000	
Radiometric survey	Technician 4 days @ $250/day	1000	
Geologist	1 day @ $500/day	500	
Travel		750	
Transportation		750	
Maps		1000	
Analysis	100 samples @ $15	1500	
	total	**6500**	5200
Phase 3			
Percussion drilling	6 holes a 100 m each @ $90/m	54000	
Permitting		5000	
Supervision logging	Geologist 10 days	5000	
Drill paths and access		10000	
Report and drafting		6000	
Analysis		4000	
Domicile and transport		4000	
Contingency 5%		4500	
	total	**92500**	74000

We currently have enough funds on hand to complete the first two phases of exploration on the Green Energy Claims. To complete phase three will require additional funding. We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we may not be able to raise sufficient funding from the sale of our common stock to fund the third phase of the exploration program. We do not have any arrangements in place for any future equity financing. Our management is prepared to provide us with short-term loans, although no such arrangement has been made.

If we do not secure additional funding for phase 3 of our exploration expenditures, we may consider seeking an arrangement with a joint venture partner that would provide the required funding in exchange for receiving a part interest in the Green Energy Claims. We have not undertaken any efforts to locate a joint venture partner. There is no guarantee that we will be able to locate a joint venture partner who will assist us in funding exploration expenditures upon acceptable terms. We may also pursue acquiring interests in alternate mineral properties in the future.

Results of Operations for Period Ending January 31, 2006

We did not earn any revenues during the period ending January 31, 2006. We have not commenced the exploration stage of our business and can provide no assurance that we will discover economic mineralization on the property.

We incurred operating expenses in the amount of $5,075, for the period from our inception on April 19, 2004 to January 31, 2006. These operating expenses were comprised of audit fees of $5,000 and office and miscellaneous costs of $75.

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors believe that there is substantial doubt that we will be able to continue as a going concern.


Description of Property


We acquired a 100% undivided right, title and interest in and to the mineral claims, known as Green Energy Claims, located in South Central British Columbia, Canada.


Certain Relationships and Related Transactions


The principal executive office and telephone number are provided at no charge by Ms. Law, an officer and director of the corporation.

Ms. Law and Mr. Smith, the officers and directors of the company, will not be paid for any underwriting services that they perform on our behalf with respect to this offering.

In July 2005, a total of 5,000,000 shares of Common Stock were issued to Ms. Law and Mr. Smith (2,500,000 each) in exchange for $5,000 US ($2,500 each) each, or $.001 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by an officer and director of the Company. (See "Principal Stockholders".)


Market for Common Equity and Related Stockholder Matters


No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

Stockholders of Our Common Shares

As of the date of this registration statement, we have 35 registered shareholders.

Rule 144 Shares

A total of 5,000,000 shares of our common stock are available for resale to the public after July 31, 2006, in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 5,000,000 shares that may be sold pursuant to Rule 144.

Stock Option Grants

To date, we have not granted any stock options.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal period ended January 31, 2006 and subsequent to that period to the date of this prospectus.

Annual Compensation

Name	Title	Year	Salary	Bonus	Other Comp.	Restricted Stock * Awarded	Options/ SARs (#)	LTIP payouts ($)	Other Comp

Karen Law	Pres., CEO, Secretary & Dir.	2005	$0	0	0	0	0	0
Lyle Smith	CFO, Principal accounting officer, Treasurer & Dir.	2005	$0	0	0	0	0	0

Stock Option Grants

We have not granted any stock options to the executive officers since our inception.

Consulting Agreements

We do not have any employment or consulting agreement with Ms. Law or Mr. Smith. We do not pay them any amount for acting as a director.

Financial Statements

The financial statements of Arbutus Resources for the year ended January 31, 2006, and related notes, included in this prospectus have been audited by Dale Matheson Carr Hilton LaBonte, Chartered Accountants, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
FINANCIAL STATEMENTS
JANUARY 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BALANCE SHEETS

STATEMENTS OF OPERATIONS

STATEMENT OF STOCKHOLDERS' EQUITY

STATEMENTS OF CASH FLOWS
<u>NOTES TO THE FINANCIAL STATEMENTS</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Arbutus Resources Inc.:

We have audited the balance sheets of Arbutus Resources Inc (an exploration stage company) as at January 31, 2006 and 2005 and the statements of operations, stockholders' equity and cash flows for the year ended January 31, 2006, the period from April 19, 2004 (inception) to January 31, 2005, and the period from April 19, 2004 (inception) to January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and changes in stockholders' equity and cash flows for the year ended January 31, 2006, the period from April 19, 2004 (inception) to January 31, 2005, and the period from April 19, 2004 (inception) to January 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and finance its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Dale Matheson Carr-Hilton LaBonte"

CHARTERED ACCOUNTANTS

Vancouver, Canada
April 30, 2006

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS

	January 31, 2006		January 31, 2005	
ASSETS				
Current assets				
Cash	$	50,125	$	-
	$	50,125	$	-
LIABILITIES				
Current liabilities				
Accounts payable	$	5,000	$	-
STOCKHOLDERS' EQUITY				
Share Capital (Note 4)				
Authorized:				
75,000,000 common shares with a par value of $0.001				
Issued and outstanding:				
8,780,000 common shares (January 31, 2005: Nil)		8,780		-
Additional paid-in capital		65,620		-
Deficit accumulated during the exploration stage		(29,275)		-
		45,125		-
	$	50,125	$	-

Nature and continuance of operations (Note 1)

The accompanying notes are an integral part of these financial statements

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Statements of Operations

	Year ended January 31, 2006	April 19, 2004 (Inception) to January 31, 2005	April 19, 2004 (Inception) to January 31, 2006
Expenses			
General and administrative	$ 5,075	$ -	$ 5,075
Mineral property costs (Note 3)	24,200	-	24,200
Net loss	$ (29,275)	$ -	$ (29,275)
Basic and diluted net loss per share	$ (0.00)	$ -	
Weighted average number of common shares outstanding	4,970,274	-	

The accompanying notes are an integral part of these financial statements

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period April 19, 2004 (Inception) to January 31, 2006

	Common Shares		Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Total
	Number	Par Value			
Balance April 19, 2004	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-
Balance, January 31, 2005	-	-	-	-	-
Capital stock issued for cash:					
- July 2005 at $0.001 per share	7,400,000	7,400	-	-	7,400
- July 2005 at $0.01 per share	1,100,000	1,100	9,900	-	11,000
- August 2005 at $0.20 per share	30,000	30	5,970	-	6,000
- December 2005 at $0.20 per share	250,000	250	49,750	-	50,000
Net Loss	-	-	-	(29,275)	(29,275)
Balance, January 31, 2006	8,780,000	$ 8,780	$ 65,620	$ (29,275)	$ 45,125

The accompanying notes are an integral part of these financial statements

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Statements of Cash Flows

	Year ended January 31, 2006	April 19, 2004 (Inception) to January 31, 2005	April 19, 2004 (Inception) to January 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (29,275)	$ -	$ (29,275)
Changes in non cash working capital items:			
Accounts Payable	5,000	-	5,000
Net cash used in operations	(24,275)	-	(24,275)
CASH FLOWS FROM FINANCING ACTIVITIES			
Shares issued for cash	74,400	-	74,400
NET INCREASE IN CASH	50,125	-	50,125
CASH, BEGINNING	-	-	-
CASH, END	$ 50,125	$ -	$ 50,125
Supplemental cash flow information:			
Cash paid for:			
-Interest	$ -	$ -	$ -
-Income taxes	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Notes To The Financial Statements
January 31, 2006

1.   NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the State of Nevada on April 19, 2004 and is in the exploration stage of its resource business. Prior to July 2005 the Company was dormant, had not issued any shares and had not entered into any transactions. During the year ended January 31, 2006 the Company commenced operations by issuing shares and acquiring a mineral property located in the Province of British Columbia, Canada. The Company has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of costs incurred for acquisition and exploration of the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception resulting in an accumulated deficit of $29,275 as at January 31, 2006 and further losses are anticipated in the development of its business raising substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors and or private placement of common stock.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Exploration Stage Company

The Company complies with the Financial Accounting Standards Board Statement No. 7, its characterization of the Company as an exploration stage enterprise.

Mineral Interests

Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified. To date the Company has not established any proven or probable reserves on its mineral properties. The Company has adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations" which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets. As at January 31, 2006, any potential costs relating to the retirement of the Company's mineral property interest has not yet been determined.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated into their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non monetary assets and liabilities are translated at the exchange rates prevailing on the transaction date. Revenue and expenses are translated at average rates of exchange during the year. Gains or losses resulting from foreign currency transactions are included in results of operations.

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Notes To The Financial Statements
January 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of cash and accounts payable approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At January 31, 2006 a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with SFAS No. 128, "Earnings per Share" which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

The Company has no potential dilutive instruments and accordingly only basic loss per share is presented.

Stock-based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information.

The Company has elected to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. In addition, in accordance with SFAS No. 123 the Company will apply the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants. Under APB No. 25, compensation expense for employees is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. To January 31, 2006, the Company has not granted any stock options.

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Notes To The Financial Statements
January 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based Compensation (Continued)

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment". SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. Management is currently evaluating the impact of the adoption of this standard on the Company's results of operations and financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB"), "Share-based Payment", to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during its implementation of SFAS No. 123R.

In July 2005, the FASB issued SFAS No. 154, "Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3". Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets must be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. Management does not expect that this standard will have a significant effect on the Company's financial position or results of operations.

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Notes To The Financial Statements
January 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, *Accounting for Conditional Asset Retirement Obligations*. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company has adopted FIN No. 47 as of November 1, 2005. Adoption of this pronouncement had no effect on the 2006 financial statements, and management does not expect this pronouncement to have a significant effect on the Company's future reported financial position or earnings.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Company is required to adopt FSP FAS 115-1 in the first quarter of fiscal 2007. Management does not expect the adoption of this statement will have a material impact on the Company's results of operations or financial condition.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company's future reported financial position or results of operations.

3. MINERAL INTERESTS

Green Energy Claim, British Columbia, Canada

On October 1, 2005 the Company acquired a 100% interest in the Green Energy Claim located in the Province of British Columbia, Canada. Consideration for the acquisition was $20,000 paid to an unrelated party. During the year ended January 31, 2006 the Company incurred $4,200 (2005-Nil) of property costs.   Acquisition and exploration costs to January 31, 2006 were $24,200 (2005-Nil).

The mineral interest is held in trust for the Company by the vendor of the property. Upon request from the Company the title will be recorded in the name of the Company with the appropriate mining recorder.

ARBUTUS RESOURCES INC.
(An Exploration Stage Company)
Notes To The Financial Statements

January 31, 2006

4. **CAPITAL STOCK**

The total number of common shares authorized that may be issued by the Company is 75,000,000 shares with a par value of one tenth of one cent ($0.001) per share and no other class of shares is authorized.

During the year ended January 31, 2006, the Company issued 8,780,000 (2005-Nil) shares of common stock for total cash proceeds of $74,400 (2005-Nil). At January 31, 2006, there were no outstanding stock options or warrants.

5. **INCOME TAXES**

As of January 31, 2006, the Company had net operating loss carry forwards of approximately $27,000 that may be available to reduce future years' taxable income through 2026. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carryforwards

Changes In and Disagreements with Accountants

We have had no changes in or disagreements with our accountants.

PART II
Information Not Required in the Prospectus

Indemnification of Directors and Officers

Arbutus Resouces' By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices. The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law.

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or

other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

   a.   By the stockholders;

   b.   By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

   c.   If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

   d.   If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

a.   Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

b.   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

c.   The Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Arbutus Resources, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$81
Accounting fees and expenses	$7,000
Legal fees	$2,500
Preparation and EDGAR conversion fees	$1,500
Transfer Agent fees	$1,000
Printing	$500
Total	$12,581

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

In July 2005, a total of 5,000,000 shares of Common Stock were issued in exchange for $5,000 US, or $.001 per share. These securities were issued to the officers and directors of the company.

In July 2005, a total of 2,400,000 shares of Common Stock were issued in exchange for $2,400 US, or $.001 per share to 6 unaffiliated shareholders.

In August 2005, a total of 1,100,000 shares of Common Stock were issued in exchange for $11,000 US, or $.01 per share to 11 unaffiliated shareholders.

In September 2005, a total of 30,000 shares of Common Stock were issued in exchange for $6,000 US, or $.20 per share to 12 unaffiliated shareholders.

In November 2005, a total of 125,000 shares of Common Stock were issued in exchange for $25,000 US, or $.20 per share to 2 unaffiliated shareholders.

In December 2005, a total of 125,000 shares of Common Stock were issued in exchange for $25,000 US, or $.20 per share to 2 unaffiliated shareholders.

Exhibits

Exhibit 3.1	Articles of Incorporation
Exhibit 3.2	Bylaws
Exhibit 5	Opinion re: Legality
Exhibit 10	Mineral Title
Exhibit 23.1	Consent of counsel (See Exhibit 5)
Exhibit 23.2	Consent of independent auditor
Exhibit 23.3	Consent of professional geologist
Exhibit 99.1	Subscription Agreement
Exhibit 99.2	Geology Report

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement to:

    (i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

    (iii) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered herein, and that the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities

Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.   For determining any liability under the Securities Act, we shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

6.   For determining any liability under the Securities Act, we shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Burnaby, BC, on May 26, 2006.

Arbutus Resources Inc.

/s/ Karen Law

_____
By: Karen Law
(President, Treasurer,
Principal Executive and
Financial Officer)

/s/ Lyle Smith

_____
By: Lyle Smith
Secretary

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and date stated.

/s/ Karen Law   May 26, 2006
_____   _____
Karen Law, President   Date
(Principal Executive Officer,
Principal Financial Officer,
Principal Accounting Officer)

/s/ Lyle Smith   May 26, 2006
_____   _____
Lyle Smith, Secretary   Date